Exhibit 4

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S MINUTES No. 321

MINUTES No. 321: In the City of Buenos Aires, on March 9, 2011, at 09:00 a.m., the undersigning Directors of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) (the “Company”) and Mr. José Daniel Abelovich, Chairman of the Supervisory Committee held a meeting at the corporate office located at Avenida del Libertador 6363, 11th floor. Mr. Diego Martín Salaverri took the floor and moved for the appointment of an attending Director to chair the meeting. After discussion, the attending Directors unanimously resolved to appoint the Director Rogelio Pagano to chair the meeting who, after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors […] the THIRD ITEM of the Agenda: 3) Consideration of the Annual Report, General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Supplemental Documents, Informative Report, Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee and allocation of profits, for the fiscal year ended December 31, 2010. The Chairman gave the floor again to Mr. Ruiz who described the main aspects of the draft financial statements for the fiscal year ended December 31, 2010, as per their version at the date thereof.
BALANCE SHEET:

TOTAL ASSETS: it recorded an increase from AR$MM 4,370.7 as of 2009 fiscal year-end to 5,031.7 as of  2010 closing date (15.1% increase), mainly deriving from a higher value of investments and fixed assets.
TOTAL LIABILITIES: it recorded an rise from AR$MM 2,188.5 as of 2009 fiscal year-end to AR$MM 2,923.6 (33.6% increase), mainly due to PUREE values retained by the Company as temporary offset of MCM pending authorization to be applied to rates for 296 and charges under ENRE fines for AR$MM 78 and loans due to a new issue of Notes in October 2010.

STATEMENT OF INCOME:

1.	INCOME FROM SERVICES RENDERED
This line item includes net sales of penalties, fines and discounts, late payment surcharges, proceeds from the right to use posts and connections and reconnections charges. During the fiscal year under analysis, it totaled AR$MM 2,174. During the last quarter, it reached AR$MM 522.

As compared to the previous fiscal year, it increased by AR$MM 95,8 basically in sales of energy, equal to a 4.4% increase.

2.	PURCHASES OF ENERGY
Purchases of energy increased by 6.6%, from AR$MM 1,003.4 to AR$MM 1,069.7, mainly due to a quantity effect, as net units purchased were 6,6% higher than in 2009 and the average unit purchase cost is AR$ 58,9 MWh in both years.

3.	GROSS MARGIN
Based on the information above, it may be inferred that the margin increased by AR$MM 29,4, equal to a 2.7% increase.

4.	OPERATING COSTS
These costs recorded an aggregate increase of AR$MM 157,8, i.e., a 18.5% higher than that of the previous year, with the same 18.5% increase recorded during the 3rd quarter, broken down as follows:

•           Transmission and distribution costs: their increase totaled AR$MM 87,7 made up of salary and social security payables and services hired.
•           Administrative expenses: their increase totaled AR$MM 34,9 made up of salary and social security payables and an increase in outsourcing services and rent payments.
•           Marketing expenses: their net increase totaled AR$MM 35,3 made up of salary and social security payables, contractors and other operative expenses.
5.	OTHER NET INCOME(LOSS)
It recorded a AR$MM 9,8 loss as compared to AR$MM 23,3 gain recorded in the same period of the previous fiscal year, mainly due to recovery of contingency reserves (tax moratorium) and recovery of bad debt allowances (ACM OBA regularization) for AR$MM 44,7 during 2009.

6.	NET INCOME/LOSS
It totaled AR$MM 94,5, with AR$MM 128,4 decrease, representing a 58%.

7.	FINANCIAL INCOME/LOSS
•           Generated by assets: AR$MM 5,1 income was recorded, resulting from interest earned on placements, offset with income/(loss) from holdings, exchange differences and the ITF.
•           Generated by liabilities: AR$MM 165,2 loss was recorded, mainly as a consequence of accrued interest, changes in exchange rate from 3,80 on 12/31/09 to 3,976 as of the closing date and the ITF.
Net income/(loss) before taxes recorded AR$MM 75,2 loss.

8.	REPURCHASE OF NOTES AND OTHER INSTRUMENTS
This line item totaled AR$MM 0,3 including net present value assessment of receivables and debts, particularly the reassessment of the loan with PBA under the Master Agreement, as agreed-upon with PBA.

9.	INCOME TAX
It recorded AR$MM 1,1 positive charge considerably lower than the AR$MM 79,3 negative charge of the previous fiscal period, mainly due to the loss recorded during the fiscal year.
Income tax is calculated by applying the deferred tax method intended to balance tax burden registration with accounting recognition pursuant to accounting rules that may differ from the tax treatment.
In addition, the tax on minimum expected income tax for $MM 13 is accounted for as a credit as it is considered a payment on account of future payments of the Income Tax in the next 10 years.

CHANGES IN SHAREHOLDERS’ EQUITY
As of closing date, this line item totaled AR$MM 2,108.2. During the year, the following accounting transactions took place:
a)	Loss for the fiscal year for AR$MM 74,0.
b)	Funding of Statutory Reserve for AR$MM 4,5.

STATEMENT OF CASH FLOW
During the fiscal year, an increase in cash flows (cash + investments not exceeding 3 months) by AR$MM 448,5 was recorded, due to a net increase in debts for AR$MM 302,9, funds generated by operations for AR$MM 526,9 (MM 295,8 from PUREE increase) and income from sale of real property located in Juan B. Justo for AR$MM 7,4, all after investments in property, plant and equipment for 388,8.

During the last quarter, cash flow recorded an increase, with AR$MM 86,2 increase in funds generated by PUREE and a net improvement in working capital.

SUBSEQUENT EVENTS
Four significant events took place after December 31 as described in a note of the financial statements, to wit:
Repurchase of Notes due 2019 for a face value equal to U.S.$ 12,656,000
Loans for AR$MM 280 provided by a bank consortium
Purchase of assets from AEI, as approved by the Board of Directors on March 4.
Loan for U.S.$ 5,000,000 provided by Pampa Energía

IFRS PROJECT
This project is in line with the goals and terms of time timely approved and is in progress, there being no significant aspects to mention.

Thereafter, after discussion, the Board of Directors unanimously decided to approve all documents submitted for consideration in that item of the Agenda. Then, the Chairman  submitted to the consideration […] the SEVEN ITEM of the Agenda: 7) Miscellaneous: The Chairman stated that there being no further issues to transact, the meeting was adjourned at 10:15 a.m. Signed by: Damián Mindlin; Gustavo Mariani; Rogelio Pagano; Maximiliano Fernández; Eduardo Llanos; Diego Martín Salaverri; Eduardo Quiles; Eduardo Maggi and José Daniel Abelovich.
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